                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                        UNDER THE SECURITIES ACT OF 1934


                                 ORBIT/FR, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    685929101
                                 (CUSIP Number)




The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





SEC 1745 (2-95)




                               Page 1 of 7 Pages

CUSIP NO. 685929101                    13G                     PAGE 2 OF 7 PAGES
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

          Orbit-Alchut Technologies, Ltd.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Israel
--------------------------------------------------------------------------------
                   5     SOLE VOTING POWER

                         (See Item 4)
   NUMBER OF       -------------------------------------------------------------
    SHARES         6     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              (See Item 4)
     EACH          -------------------------------------------------------------
   REPORTING       7     SOLE DISPOSITIVE POWER
    PERSON
     WITH                (See Item 4)
                   -------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                         (See Item 4)
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,700,000 (See Item 4)
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          60.7% (See Item 4)
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 7 Pages

CUSIP NO.     685929101                13G                     PAGE 3 OF 7 PAGES
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

          Joseph Aviv
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Israel
--------------------------------------------------------------------------------
                  5     SOLE VOTING POWER

                        (See Item 4)
   NUMBER OF      --------------------------------------------------------------
    SHARES        6     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY             (See Item 4)
     EACH         --------------------------------------------------------------
  REPORTING       7     SOLE DISPOSITIVE POWER
    PERSON
     WITH               (See Item 4)
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER

                        (See Item 4)
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,700,000 (see Item 4)
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          60.7% (See Item 4)
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 3 of 7 Pages

CUSIP NO.     685929101                 13G                    PAGE 4 OF 7 PAGES
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

          Zeev Stein
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Israel
--------------------------------------------------------------------------------
                   5     SOLE VOTING POWER

                         (See Item 4)
   NUMBER OF       -------------------------------------------------------------
    SHARES         6     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              (See Item 4)
     EACH          -------------------------------------------------------------
   REPORTING       7     SOLE DISPOSITIVE POWER
    PERSON
     WITH                (See Item 4)
                   -------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                         (See Item 4)
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,700,000 (See Item 4)
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          60.7% (See Item 4)
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 4 of 7 Pages

Item 1(a)         Name of Issuer:

                  ORBIT/FR, Inc. (the "Corporation")

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  506 Prudential Road
                  Horsham, PA 19044

Item 2(a)         Name of Person Filing:

                  (i)      Orbit-Alchut Technologies, Ltd. ("Alchut")
                  (ii)     Joseph Aviv: principal shareholder of Alchut
                  (iii)    Zeev Stein: principal shareholder of Alchut

Item 2(b)         Address of Principal Business Office:

                  (i), (ii) and (iii):
                  Orbit-Alchut Technologies, Ltd.
                  18 Hakadar/Industrial Zone
                  PO Box 3171
                  Netanya 42131
                  Israel

Item 2(c)         Place of Organization or Citizenship:

                  (i), (ii) and (iii): Israel

Item 2(d)         Title of Class of Securities:

                  Common stock, $0.01 par value

Item 2(e)         CUSIP Number:  685929101

Item 3            Not Applicable

Item 4            Ownership:

                  Alchut beneficially owns 3,700,000 shares, or 60.7%, of the Company. Joseph Aviv, the Chairman of the Board of the Company, and Zeev Stein, a director of the Company, and their families beneficially own approximately 44.0% and 42.0% of the outstanding shares of Alchut, respectively, and therefore may be deemed to, for purposes of Rule 13d-3 under the 1934 Act, beneficially own the securities of the Company held by Alchut. In addition to being principal shareholders of Alchut, Joseph Aviv and Zeev Stein are both directors of Alchut, and, therefore, share (along with the other directors) the power to vote/direct the vote of Alchut and the power to dispose/direct the disposition of the stock of the Company by Alchut.

                  Alchut, Joseph Aviv and Zeev Stein are of the view that they are not acting as a "group" for purposes of Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them.


                               Page 5 of 7 Pages

        (a) Amount Beneficially Owned:              3,700,000


        (b) Percent of Class:                       60.7%

        (c) Number of Shares as to which such person has

              (i)      sole power to vote/direct the vote:

                               Orbit-Alchut Technologies, Ltd.:     3,700,000
                               Joseph Aviv:                                -0-
                               Zeev Stein:                                 -0-

              (ii)     shared power to vote/direct the vote:

                               Orbit-Alchut Technologies, Ltd.:            -0-
                               Joseph Aviv:                         3,700,000
                               Zeev Stein:                          3,700,000

              (iii)    sole power to dispose/direct the disposition of:

                               Orbit-Alchut Technologies, Ltd.:     3,700,000
                               Joseph Aviv:                                -0-
                               Zeev Stein:                                 -0-

              (iv)     shared power to dispose/direct the disposition of:

                               Orbit-Alchut Technologies, Ltd.:            -0-
                               Joseph Aviv:                         3,700,000
                               Zeev Stein:                          3,700,000

Item 5  Ownership of Five Percent or Less of a Class:
        --------------------------------------------

        Not Applicable.

Item 6  Ownership of More Than Five Percent on Behalf of Another Person:
        ---------------------------------------------------------------

        Not Applicable.

Item 7  Identification and Classification of the Subsidiary Which Acquired the
        ----------------------------------------------------------------------
        Security Being Reported on by the Parent Holding Company:
        ---------------------------------------------------------

        Not Applicable.

Item 8  Identification and Classification of Members of the Group:
        ---------------------------------------------------------

        Not Applicable.

Item 9  Notice of Dissolution of Group:
        ------------------------------

        Not Applicable.



                               Page 6 of 7 Pages

Item 10  Certification

                  By signing below each Reporting Person certifies that, to the best of each Reporting Person's respective knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature:        After reasonable inquiry and to the best of each Reporting
                  Person's respective knowledge and belief, each Reporting
                  Person certifies that the information set forth in this statement is true, complete and correct.


Date:    February 13, 1998              ORBIT-ALCHUT TECHNOLOGIES, LTD.
         -----------------

                                        By: /s/ Joseph Aviv
                                           ------------------------
                                           Joseph Aviv, Chairman

                                        /s/ Joseph Aviv
                                        ------------------------
                                        JOSEPH AVIV

                                        /s/ Zeev Stein
                                        ------------------------
                                        ZEEV STEIN


                               Page 7 of 7 Pages